                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                               December 6, 2001


                              VIVENDI UNIVERSAL

                           42, AVENUE DE FRIEDLAND
                                 75008 PARIS
                                    FRANCE
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F     X           Form 40-F
                                 -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No            X
                                 -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release.

                                 EXHIBIT LIST




Exhibit             Description

 99.1               Press Release.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VIVENDI UNIVERSAL


                                            By: /s/ George E. Bushnell III
                                               -----------------------------
                                               Name:  George E. Bushnell III
                                               Title:  Vice President

Date:  December 6, 2001